April 20, 2006

Mr. Wayne P. Hall
Chief Executive Officer
Petro Resources Corporation
5100 Westheimer, Suite 200
Houston, Texas 77056

      Re:	Petro Resources Corporation
      	Registration Statement on Form SB-2
      Filed March 21, 2006
      File No. 333-132596

Dear Mr. Hall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Some of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. Revise generally to provide the reader with a more complete picture of your current and intended business. It is unclear how you intend to operate going forward, including how much of your focus will be on the acquisition of properties, how much on the intended investment in Hall-Houston Exploration II and how much on other activities. The disclosure under "Plan of Operations" at pages 15 to
16 requires additional detail and context in that regard.

Also revise to distinguish between short-term and long-term goals, and separate current activities from possible future activities. For example, you refer to a number of "areas of interest" at page 1 and elsewhere, without explaining the significance of that term. We may have additional comments.

3. Please update your disclosure with each amendment to the most recent practicable date. For example, disclose any developments relating to your planned investment of between $6 million to $8 million in Hall-Houston Exploration II, L.P., including what percentage ownership this would represent. Also, provide an updated consent from your independent accountant with each subsequently filed amendment.

4. We note that this filing registers the company`s initial public offering and that there is no market for the shares at this time. Disclose on the cover page the price at which the shares will be offered by the selling shareholders until such time as the shares are quoted on the OTC-BB or are listed for trading.

Summary, page 1

5. You state that in December 2005, you commenced revenue producing operations from your first oil and gas prospects, but your financial statements reflect no revenues from inception through December 31, 2005. Revise to explain this disclosure. Later in the document, describe in more detail the extent of your operations on these prospects to date and the significance of any revenues derived from these operations.

Risk Factors, page 2

6. Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "The market for our stock is limited" and "Our proposed operations are subject to numerous risks of oil and natural gas drilling and production activities" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk. Also, in cases where you present multiple risks under one subheading, break them out into separate risk factors.

7. Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin "although" or "while" and much of the last two sentences under "Our proposed operations are subject."
Instead, focus on the underlying risk and the harm that could result.
You may provide other details later in your document. Similarly, rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

8. Ensure that you address all material risks, including any related to the potential for conflicts of interest due to the planned affiliation with Hall-Houston Exploration II, L.P. Also, because many of your risk factors could apply to any company in your industry, review your risk factor discussion and revise where necessary to tailor your discussion. For example, make clear how the risk related to the volatility of oil and natural gas prices impacts you specifically.

We do not have a significant operating history..., page 2

9. You state that in April 2005, you initiated your present oil and gas acquisition, drilling and "development operations." Limit your discussion of business activities to that of an "exploration stage" enterprise until such time as you have proven reserves and are able to enter the development stage. Revise to eliminate any potential implication that you have progressed beyond the "exploration stage" or explain to us why you believe the current disclosure is accurate.

Selling Stockholders, page 6

10. For any selling stockholder that is a registered broker-dealer, please identify the selling stockholder as an underwriter unless the securities you are registering on its behalf compensated it for investment banking services. For any selling stockholder that is an affiliate of a registered broker-dealer, please confirm to us that it purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling stockholder as an underwriter. We may have additional comments.

Plan of Distribution, page 12

11. We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Management`s Discussion and Analysis or Plan of Operations, page
15

12. We note the disclosure regarding your intended affiliation with
Hall-Houston. Provide additional details when available, and file any agreements as exhibits. Also ensure that you provide all the disclosure that Item 404 of Regulation S-B requires. We may have additional comments.


Financial Condition, page 16

13. Please describe any known trends or uncertainties that have had or you reasonably expect will have a material favorable or unfavorable impact on short-term or long-term liquidity. Also discuss any expected financial impact of your affiliation with Hall-
Houston on your liquidity.

Business, page 17

Our Strategy, page 17

14. You disclose that you have yet to acquire producing properties with available exploitation opportunities of proved, probable and possible reserves. But it appears that you later reference several wells from which you have derived revenues. Please provide clarifying disclosure.

Principal Oil and Gas Interests, page 18

15. Identify the unrelated third party exploration and production company with which you entered into a series of agreements covering the sale of a portion of your undivided interest in the Palo Duro Basin acreage and the drilling and development of the acreage. Also, explain to us why you have not filed these agreements as exhibits. As appropriate, explain in greater detail your ongoing lease acquisition program to which you refer under "Various Other Oil and
Gas Prospects."

Management, page 22

16. Revise to eliminate the gap in the description of Mr. Gary
Hall`s
business experience from March to December 2004.

Stock Incentive Plan, page 23

17. We note that you have granted 600,000 stock options under your Stock Incentive Plan. Provide additional detail to describe how option terms are determined and to discuss the terms of the options already issued.

Principal Stockholders, page 25

18. Clarify that you have included all shares that the holder has the right to acquire within 60 days, pursuant to Rule 13d-3 of the Exchange Act. Also revise the table to include an appropriate entry for Mr. Thomas Dwon that reflects his total beneficial ownership.


Available Information, page 28

19. Please revise your reference to the U.S. Securities and Exchange
Commission to reflect the current address at 100 F Street N.E., Washington D.C. 20549.

Part II

Recent Sales of Unregistered Securities, page I-1

20. Revise to explain your basis for reliance on Rule 506 for the private placement of 871,500 units in the first quarter of this year.

Undertakings, page I-3

21. Include all of the applicable undertakings Item 512 of Regulation
S-B requires.

Exhibit 5.1 - Opinion of Counsel

22. Obtain a new opinion of counsel that does not purport to limit those who may rely upon it nor suggest that it is being issued
"solely" to the registrant.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding engineering disclosure matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.
							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	M. Wojciechowski
	D. Delaney
      J. Wynn
      T. Levenberg
      J. Murphy

      via facsimile  949-253-0902
      Daniel K. Donahue, Esq.
Mr. Wayne P. Hall
Petro Resources Corporation
April 20, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010